UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
              (Pursuant to Section 13(e) of the Securities Exchange
                   Act of 1934 and Rule 13e-3 (17 CFR Section
                             240.13e-3) thereunder)
                             [Amendment No. ______]

                           KNICKERBOCKER VILLAGE, INC.
                              (Name of the Issuer)
                          KNICKERBOCKER VILLAGE, INC.;
                      Irene Pletka, President and Director
                          Peter Pletka, Vice President
                           Howard Kestenberg, Director
             Robert Gershon, Director, Vice President and Treasurer
                     Melvin Gershon, Director and Secretary
                           Loretta Jefferson, Director
                        CHERRY GREEN PROPERTY CORP.; AND
            THE OFFICERS AND DIRECTORS OF CHERRY GREEN PROPERTY CORP.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $2.15 par value
                         (Title of Class of Securities)
                      (CUSIP Number of Class of Securities)

                               Ted D. Rosen, Esq.
                              Rosen & Tetelman, LLP
                          501 Fifth Avenue, Suite 1404
                            New York, New York 10017
                                 (212) 986-7171
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                 This statement is filed in connection with (check the appropriate box):

   [x] a. The filing of solicitation materials or an information statement to
     Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR
                 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S)
                   240.13e-3(c)] under the Securities Exchange
                                  Act of 1934.

     [_] b. The filing of a registration statement under the Securities Act of 1933.

                             [_] c. A tender offer.

                            [_] d. None of the above.
  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]







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This Rule 13E-3 Transaction Statement (hereinafter the "Statement") is being filed by Knickerbocker Village, Inc. (hereinafter "Knickerbocker"), a New York limited dividend housing company, organized and existing pursuant to Article IV of the Private Housing Finance Law (hereinafter "PHFL"), Section 70, et seq., and issuer of Limited Dividend Housing common stock, par value $2.15 per share (the "Stock" or the "Shares"), Cherry Green Property Corp. (hereinafter "Cherry Green"), a New York corporation, and the officers and directors of Cherry Green (hereinafter the "officers and directors") (Knickerbocker, Cherry Green, and the officers and directors being collectively referred to as "Filing Persons"). The Board of Directors (hereinafter the "Board") of Knickerbocker is submitting to shareholders, among other items, a proposal to approve an amendment to Knickerbocker's Restated Certificate of Incorporation (hereinafter the "Certificate") effecting a Reverse Stock Split (hereinafter the "Reverse Split"). The Reverse Split is upon the terms and subject to the conditions set forth in the Knickerbocker Proxy Statement (hereinafter "Proxy") distributed to shareholders, along with Knickerbocker's Annual Report, prior to Knickerbocker's Special Meeting of Shareholders (hereinafter the "Shareholder Meeting") pursuant to Section 14(a) the Securities and Exchange Act of 1934.

         Knickerbocker's Reverse Split is exempt from registration under Section 5 of the Securities Act of 1933, as amended (hereinafter the "Act") inasmuch as:
(i) no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange (See Section 3(a)(9) of the Act); (ii) no new Shares are being issued and thus this is not a transaction by an issuer not involving a public offering (See Section 4(b) of the Act); and (iii) after the Reverse Split, Knickerbocker will only have one(1) shareholder and thus there is no "offer to sell" as defined in Sections 2 and 3 of the Act. Minority shareholders will not receive new certificates but will be required to tender their Shares to Knickerbocker for the redemption price pursuant to New York law (as discussed below).

         The information contained in the Proxy, a copy of which is attached hereto as Exhibit A, is hereby expressly incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions contained in the Proxy.






















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ITEM 1. SUMMARY TERM SHEET

         The following is a summary of certain information contained in this Statement. It is not intended to be a complete explanation of all the mattes which it covers, and much of the information contained in this Statement is not covered by this summary. The information contained in this summary is qualified in all respects by reference to the detailed discussion of these matters contained elsewhere in this Statement. Shareholders are urged to read this Statement, including the annexes, in its entirety.

         This Statement contains certain forward-looking statements that are based upon the beliefs and assumptions of, and information available to, the management of the Company at the time such statements are made. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward- looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially form what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

o        AMENDMENT OF THE COMPANY'S CHARTER; EXCHANGE OF
         CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES OF NEW
         COMMON STOCK

                  Following the Reverse Stock Split and the filing of the Certificate of Amendment of the Certificate of Incorporation (a copy of which is annexed to the Proxy), each four thousand (4,000) shares of Common Stock, with a par value of $2.15 each, of the Company's Common Stock issued and outstanding immediately prior to the filing of the Reverse Stock Split shall thereby and thereupon be combined into and shall constitute and represent one (1) validly issued, fully paid and nonassessable share of Common Stock, with a par value of $8,600 each, of the Company. No scrip or fractional shares will be issued by reason of the Reverse Stock Split. To the extent that the Reverse Stock Split results in any shareholder owning less than a single full share of the Common Stock, the Company will pay cash for each such fractional share in an amount equal to the appropriate fraction of $6.28 per whole share calculated prior to the Reverse Split.

o        FINANCING OF THE REVERSE STOCK SPLIT

                  The Board estimates that the total cost to be incurred by the Company in the Reverse Stock Split for payment of fractional share interests, including transactional expenses of approximately $51,000, will be approximately $92,000. The Company intends to finance the transaction from current working capital. See "Financing of the Reverse Stock Split".

o        CONDUCT OF THE COMPANY'S BUSINESS AFTER THE REVERSE STOCK
         SPLIT

                  If the proposed Reverse Stock Split is effected, the Company intends to terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Thereafter, the Company will cease the filing of periodic

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reports, proxy statements and other reports and documents otherwise required to be filed with the Securities and Exchange Commission (the "SEC"). See "Special Factors - Reasons for the Reverse Stock Split," and "Special Factors - Conduct of the Company's Business After the Reverse Stock Split."

         REASONS FOR THE REVERSE STOCK SPLIT

o The Board of Directors determined to propose the Reverse Stock Split because the Board believes that it was an opportune time to enable the vast majority of shareholders to dispose of their shares since there is no active trading market and there is no transactional costs for minority shareholders. The Board also believes that neither the company nor its shareholders derive any material benefit from the continued registration of the Common Stock under 1934 Act and that the monetary expense and burden to management of continued registration significantly outweighs any material benefit that may be received by the Company or its shareholders as a result of such registration. See "Special Factors - Reasons for the Reverse Stock Split".

o Knickerbocker's shareholders (other than Cherry Green Property Corp.), ("Cherry Green") whose ownership percentage would be reduced to less than one (1) share in Knickerbocker, will have that fractional share repurchased based upon the number of Shares owned by a minority shareholder prior to the Reverse Split, and have no further ownership interest in Knickerbocker. Subject to Knickerbocker's repurchase of all outstanding fractional of Knickerbocker Limited Dividend Capital Stock (hereinafter "Shares"), no amount of any surviving shareholder's equity will be reduced. However, the Reverse Split would reduce the total number of outstanding Shares, and leave approximately 348,802 Shares remaining for future issuance. Upon completion of the Reverse Split, Cherry Green will be the only shareholder of record. The total number of Shares outstanding would be reduced by approximately Ninety Nine and Ninety Eight One Hundredths Percent (99.98%) upon the Reverse Split.

o As provided in Section 30 of the New York Limited Dividend Housing Law (hereinafter the "NYLDHL"), when shareholders of a limited dividend public housing company have their Shares redeemed, they may not receive more than par value, plus cumulative unpaid dividends not to exceed 6% per annum.

o Par value for Shares of Knickerbocker is $2.15, and cumulative unpaid dividends are $4.13 per share. The redemption terms contained within the NYLDHL are referenced in Knickerbocker's Certificate of Incorporation, as amended. Accordingly, the NYLDHL and Knickerbocker's Certificate of Incorporation cap the redemption value of Knickerbocker Shares.

         FAIRNESS OF THE REVERSE STOCK SPLIT

o The officers and directors of Knickerbocker, as well as Cherry Green, have separately, as well as collectively, determined that the Reverse Split is fair in all respects to unaffiliated shareholders because said unaffiliated shareholders will be permitted to have their Shares repurchased: (a) without any brokerage commissions or expense;
         (b) for an amount calculated on the number of Shares owned prior to the Reverse Split;(c) in as much as there is no trading market for the Shares, a means to liquidate their Shares; and (d) in accordance with the redemption price mandated and

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         governed by New York law and Knickerbocker's Certificate of
         Incorporation.

o Approval of the Reverse Split is not conditioned on an affirmative vote of the unaffiliated shareholders, as Cherry Green owns over Ninety Five Percent (95%) of the Shares. Unaffiliated shareholders, upon repurchase of their fractional Shares, will no longer retain a portion of the value of the underlying assets and income from the Company that will accrue to Cherry Green upon completion of the Reverse Split. All voting rights and power of the unaffiliated shareholders will terminate upon the Reverse Spilt and subsequent repurchase of their fractional Shares.

o Knickerbocker's shareholders owning Shares in Cherry Green would continue to be shareholders in Knickerbocker in a percentage equal to their ownership percentage in Cherry Green. Shareholders of Cherry Green will continue to derive an indirect benefit from the value of the underlying assets and income from Knickerbocker. The direct benefit of said underlying assets and income of Knickerbocker will be derived by Cherry Green.

         Whether an unaffiliated shareholder votes for, against, or abstains from voting with respect to the Reverse Split is immaterial since Cherry Green owns over Ninety Five Percent (95%) of the Shares, and has the requisite number of voting Shares required to determine the outcome of any shareholder vote. Pursuant to the New York Business Corporation Law, dissenting shareholders will not have appraisal rights if the proposed Reverse Split is ratified. Shareholders believing they may be aggrieved by the Reverse Split may have either rights under federal or common law, such as rights relating to the fairness of the Reverse Split and arising from possible breaches of the fiduciary responsibilities of corporate officers, directors, or shareholders. The nature and extent of such rights, if any, may vary depending upon the particular facts and circumstances.

ITEM 2. SUBJECT COMPANY INFORMATION

         (a) Knickerbocker, the issuer of its own Shares is a New York corporation with principal executive offices located at 10 Monroe Street, New York, New York 10002.

         (b)-(d) The information set forth under the subheading "General" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (e)-(f) Not applicable

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PARTY

         (a)-(b) The parties hereby filing are Knickerbocker, the issuer of stock which is the subject of this Rule 13e-3 transaction, and Cherry Green, its officers and directors. The business address for Knickerbocker, and Cherry Green, its officers and directors, is 10 Monroe Street, New York, New York 10002.

         (c) The following Filing Persons are shareholders, officers and directors of Cherry Green:




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NAME                    POSITION WITH CHERRY GREEN             PERCENT OWNED
----                    --------------------------             --------------
                                                              IN CHERRY GREEN
                                                              ---------------
Irene Pletka            Director and President                      28.3%

Peter Pletka            Vice-President                              25%

Howard Kestenberg       Director                                    18.3%

Robert Gershon          Director, Vice-President, and               9.6%
                        Treasurer

Melvin Gershon          Director and Secretary                      6.3%

         The above officers and directors of Cherry Green are considered Filing Persons for purposes of this Rule 13e-3 transaction because they are in positions of management with Knickerbocker, and possess control positions with both Knickerbocker, and Cherry Green, which will be the lone surviving shareholder of the issuer.

ITEM 4. TERMS OF THE TRANSACTION

         (a) The information set forth in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (b) Not applicable

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

         (a)-(b) Not applicable

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a)-(g) The information set forth under the subsection "Principal Effects of Reverse Stock Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS, AND EFFECTS

         (a) The information set forth under the subsection "Reasons for the Reverse Stock Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference. The purpose of all Filing Persons for engaging in the subject Rule 13e-3 transaction are identical. Said purpose is to reduce the number of shareholders of record to less than three hundred (300), permitting Knickerbocker to discontinue registration of its Shares under the Securities Exchange Act of 1934, as amended, thereby significantly reducing its yearly operating expenses associated with maintaining said registration.

         (b) In making this determination, the Filing Persons considered other means of achieving this result, such as making privately or publicly negotiated purchases of Knickerbocker's outstanding Shares, including a public tender offer, but rejected theses alternatives because the Filing Persons believe that the Reverse Split would be simpler and more cost effective in achieving the above mentioned purpose for the transaction.

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Continuing to operate as currently constructed would needlessly cost
Knickerbocker additional administrative, legal, and accounting fees and expenses. The government's statutorily mandated limits to profits and dividends, enables Knickerbocker to charge rents that remain affordable to persons and families of low income, and the Reverse Split should further these mandates. The Board of Directors determined to propose the Reverse Stock Split because the Board believes that it was an opportune time to enable the vast majority of shareholders to dispose of their Shares at a substantial premium over historical market prices with no transactional costs. The Board also believes that neither the Company nor its shareholders derive any material benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration significantly outweighs any material benefit that may be received by the Company or its shareholders as a result of such registration.

         (c) The information set forth under the subsections "Reasons for the Reverse Stock Split" and "Termination of Reporting Company Status" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (d) The information set forth under the subsections "Reasons for the Reverse Stock Split", "Federal Income Tax Consequences" and "Termination of Reporting Company Status in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

             The Board, on September 20, 2000, authorized the Reverse Stock Split in connection with the Company's ongoing efforts to reduce costs and improve productivity. Reducing the number of its shareholders of record to less than three hundred (300) would permit the Company to discontinue the registration of its common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Termination of the Company's status now as a public reporting company under federal securities laws would allow the Company to achieve additional reductions in costs by reducing the general and administrative costs incurred in connection with maintaining such status. The purpose of all Filing Persons for engaging in the Reverse Split are identical. Said purpose is to reduce the number of shareholders of record to less than three hundred (300), permitting Knickerbocker to discontinue registration of its Shares under the Securities Exchange Act of 1934, as amended, thereby significantly reducing its yearly operating expenses associated with maintaining said registration. The Company believes that the adoption of the Reverse-Split Proposal would decrease the administration expenses associated with maintaining the Company's status now as a publicly reporting/traded company. The Company spends approximately $40,000 per year to maintain its public company status, with approximately $30,000 in auditing fees and approximately $10,000 in legal fees. Since over ninety five percent (95%) of the Company's shares are owned by Cherry Green, the minority shareholders have no control over the Company's business and affairs.

       The Filing Persons believe that neither the Company nor its shareholders derive any material benefit from the continued registration of the Company's Common Stock under the Exchange Act. The Company incurs significant direct and indirect costs, however, as a result of the requirement that it comply with the filing and reporting requirements applicable to public companies. The Board believes that the expense and burden to the Company of continued registration, including the requirement to file annual and quarterly reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") significantly outweigh any benefits to the Company or its shareholders as a result of such registration. The Company expects to achieve annual cost savings of at least $40,000 as a result of the Reverse Stock Split. The Board has determined that the Reverse Stock Split is the most cost- effective method of changing the Company's status from that of a publicly held reporting company to that of a non-reporting company.

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             In making this determination, the Board considered other means of achieving this result, such as making privately or publicly negotiated purchases of outstanding shares of its common stock, including making a public tender offer for shares, but rejected these alternatives because they believed that the Reverse Stock Split would be simpler and more- cost effective. Continuing to operate as currently constructed would needlessly cost the Company additional administrative, legal, and accounting fees and expenses. The government's statutorily mandated limits to profits and dividends, enables Knickerbocker to charge rents that remain affordable to persons and families of low income, and the Reverse Split should further these mandates. The Filing Persons believes that the costs of maintaining Knickerbocker's public company status are an unnecessary expense which should be terminated as soon as possible.

         The benefits to all Filing Persons include reduced operating expenses to Knickerbocker by elimination Knickerbocker's reporting company status, and that Cherry Green and its shareholders would no longer be subject to "short swing" insider trading restrictions under Section 16 of the Securities Exchange Act of 1934, as amended. Additionally, the Reverse Split would make Cherry Green the sole shareholder in Knickerbocker. The Filing Persons are negatively impacted by incurring the one time expense of facilitating the Reverse Split.

         The benefits for Knickerbocker's unaffiliated shareholders is their ability to redeem their Shares without brokerage commissions, thereby eliminating any commission or transactional expenses commonly charged by brokers. The vast majority of minority shareholders own ten (10) Shares. Additionally, by redeeming their Shares pursuant to the number of Shares owned prior to the Reverse Split, unaffiliated shareholders are being compensated the maximum redemption amount permitted by the NYLDHL.

         Unaffiliated shareholders' percentage of ownership in Knickerbocker will cease upon the Reverse Split and the fractional amount being repurchased by Knickerbocker. Additionally, by repurchasing any fractional Shares outstanding after said Reverse Split, Knickerbocker's unaffiliated shareholders will not have the ability to sell said fractional Shares on the open market, thereby capping the value of said Shares as of the effective date of the Reverse Split.

         Accordingly, the Board on September 20, 2000, determined that it needed
(i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their Shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the Shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) to relieve the Company of the administrative burden and cost and competitive disadvantages associated with filling reports and otherwise complying with the requirement of registration under the Exchange Act.

         The Company has been unable to re-establish contact with most of its shareholders. Furthermore, most of these shareholders purchased their shares over twenty years ago. The Company will be entitled to retain the cash proceeds to which such shareholders are entitled in the Reverse Stock Split until such shareholders deliver to the Company certificates for their shares of Common Stock and claim such proceeds. Eventually, the Company may be required to turn the interest of those holders over to states pursuant to abandoned property laws. The Board believes it is in the Company's best interest to fix at a fair price the value of the Company's obligation to the lost shareholders. This will avoid having the states

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become equity holders in the Company. The Reverse Stock Split will eliminate these small inactive accounts as shareholders of record.

ITEM 8. FAIRNESS OF THE TRANSACTION

         (a)-(e) The information set forth under the subsection "Fairness of the Reverse Stock Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         All Filing Persons believe this transaction is fair, materially and procedurally, to unaffiliated security holders of Knickerbocker. Due to the NYLDHL's Section 30 redemption requirements (which are also specifically incorporated in Knickerbocker's Certificate of Incorporation and thus binding on the minority shareholders), a greater redemption value was not considered by the Filing Persons. No reports, opinions, or appraisals to determine the fairness of this transaction to the unaffiliated shareholders were considered by the Filing Persons, also due to the requirements of NYLDHL previously stated. Said redemption is procedurally fair to all Knickerbocker unaffiliated shareholders because it allows them to maximize the redemption value of their Shares by avoiding brokerage fees and commissions, and allowing redemption based on the number of Shares owned by each before the Reverse Split. The redemption (liquidation) value of said securities is previously determined in accordance with the NYLDHL, therefore the grounds for the fairness opinion of the Filing Persons to Knickerbocker's unaffiliated shareholders, makes it unnecessary to otherwise safeguard the unaffiliated shareholders with respect to this transaction. NYLDHL specifically provides, and Knickerbocker's Certificate of Incorporation also states, that the redemption value of said Shares are the par value, plus any cumulative unpaid dividends, not to exceed 6% per annum. Shares of Knickerbocker have a par value of Two Dollars and Fifteen Cents ($2.15) per share. Due to the provisions of the NYLDHL, no reports, opinions, or appraisals were relied upon in making a fairness determination.

         The Board of Directors considered the merits of various other alternatives to the Reverse Stock Split. They determined that privately-negotiated or open market purchases, would not be feasible because the vast majority of the Corporation's shareholders hold small numbers of the Shares of Common Stock and may be difficult to locate. Therefore, the Board of Directors also determined that, in all likelihood, it would not be possible in any reasonable period of time to purchase a significant number of the Shares of the Corporation's Common Stock to ensure the reduction of the number of the holders of the Shares of Common Stock to less than 300. Similarly, the Board determined that the Corporation commencing a self- tender offer would not be feasible for the same reasons that the alternative of privately negotiated or continued open market purchases would not be feasible. The Board of Directors concluded that the dissolution of the Corporation following the sale of all or substantially all of the assets of the Corporation would not be a feasible alternative. No third party had expressed any interest in purchasing the assets of the Corporation. The Board of Directors determined that the merger of the Corporation into or with another corporation would not be a feasible alternative as no third party had expressed any interest in merging with the Corporation. The Board of Directors did not consider net book value, going concern value or liquidation value to be material factors in determining the fairness of the transaction to the unaffiliated shareholders, because they believe that these factors do not have any impact on the market trading prices (or lack thereof) of the Company's Common Stock. Furthermore, the New York statutory restrictions governing Limited Dividend Housing Companies, to which shareholders are bound, prohibit payment of more than the price being paid under this

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transaction and accordingly, the Board did not believe these other factors were applicable. The foregoing analysis is expressly adopted by the other filing persons on the Schedule 13E- 3 filed with the SEC in connection with this transaction.

         Shares of Knickerbocker have no current, or historical, market price because such Shares have not been a marketable security for nearly thirty (30) years since there have been no bid and asked prices for Knickerbocker Shares, as reported by the National Quotation Bureau, Inc. Therefore, any consideration to the market value or history of the Shares would be misplaced. Additionally, no previous material purchases by the Filing Persons were communicated, nor were any firm offers made by any unaffiliated persons, other than the Filing Persons in the previous two years. The Company received no firm offers from any unaffiliated shareholder(s), other than the Filing Persons, during the past two
(2) years for: (i) merger or consolidation of the Company with or into another company; (ii) sale or transfer of all or a substantial part of the Company's assets; or (iii) purchase of the Company's securities in an amount enabling the holder to exercise control of the Company.

               Pursuant to the New York Business Corporation Law, dissenting shareholders will not have appraisal rights if the Reverse Stock Split is effected. Shareholders who believe that they may be aggrieved by the Reverse Stock Split may have other rights under federal law or common law, such as rights relating to the fairness of the Reverse Stock Split and arising from possible breaches of the fiduciary responsibilities of corporate officers, directors and shareholders. The nature and extent of such rights, if any, may vary depending upon the facts and circumstances.

               If the Reverse Stock Split is effected, the stock certificates formerly representing shares of Old Shareholders Common Stock will represent the right to receive shares of New Common Stock into which they have been converted, and/or the right to receive a cash payment in lieu of shares, as the case may be, as described below. Enclosed is a Letter of Transmittal for use in exchanging stock certificates of Old Common Stock for stock certificates of New Common Stock and/or a cash payment. Shareholders should not send Letters of Transmittal to the Company, but to Continental Stock Transfer & Trust Company, the transfer agent and registrar for the Old Common Stock.

       The Company estimates that it will incur transactional expenses of approximately $51,000 in connection with the Reverse Stock Split. In addition, the Company will pay $41,390 to repurchase fractional interests of minority Shareholders. The Company intends to finance such costs from its working capital.

           The Board has reviewed and considered the terms and conditions of the Reverse Stock Split and have unanimously determined that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the Company and its shareholders. Accordingly, the Certificate of Incorporation, as amended, dated August 3, 1953 complies with Section 30 (13) of the statute governing New York Public Limited Dividend Housing Companies, which provides that in repayment for their Common Stock, holders are entitled to no more than par value of their Common Stock along with cumulative unpaid dividends not to exceed six percent (6%) per annum. Cumulative paid dividends were $609,000 as of December 31, 2000 and would be equal to $4.13 per share of old Common Stock. Any amounts exceeding those provided by statute, and in the Certificate of Incorporation, may revert back to the State of New York. In reliance upon the law and the express provisions governing redemption of shares in its Certificate of Incorporation, the Board did not retain an unaffiliated representative to act solely on the behalf of the unaffiliated shareholders of the Company for the purposes of negotiating the terms of the Reverse Stock Split.

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         The Board believes that the payment of cash in the amount of $2.15 per share of Old Common Stock plus accrued unpaid dividends in lieu of the issuance of fractional shares of New Common Stock to persons who would hold fractional shares of New Common Stock after the Reverse Stock Split, will enable such shareholders to liquidate their shares easily and at a fair price required by law. The Board believes that, inasmuch as there is no trading market in Knickerbocker's stock, the Reverse Split provides a simple, and cost effective mechanism for a minority shareholder to liquidate his or her interest in Knickerbocker. In addition, by having shares of Old Common Stock exchanged for cash by the Company, a shareholder will be able to liquidate his investment, or fraction thereof, in the Company without incurring brokerage costs which, in the case of a holder of a small quantity of Old Common Stock, could materially reduce or eliminate the actual net proceeds of sale to the shareholder.

         The detriments to unaffiliated shareholders are that their percentage of ownership in Knickerbocker will cease upon the fractional amount repurchased by Knickerbocker. Additionally, by repurchasing any fractional shares outstanding after said Reverse Split, Knickerbocker's unaffiliated shareholders will not have the ability to sell said fractional shares to a third party, thereby capping the value of said shares as of the effective date of the Reverse Split.

         The Board of Directors determined to propose the Reverse Stock Split at this time because the Board believes that it was an opportune time to enable the vast majority of shareholders to dispose of their shares at a premium over par value or recent historical market prices (of which there are none), with no transactional costs. In additional, many of the Company shareholders are elderly and affording them the opportunity to receive payment for their Shares, which are illiquid at this time, without brokerage fees would be in the minority shareholders best interest. Although all of these factors have existed for sometime, the Company's Board and the Filing Persons determined that neither the Company nor its shareholders derive any material benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration significantly outweighs any material benefit that may be received by the Company or its shareholders as a result of such registration.

         The Board also noted that during the preceding eighteen (18) months the Company has not received any firm offers nor is it aware of any offers for a merger or consolidation or is it aware of any sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control fo the Company.

         The Board considered alternatives to the proposed Reverse Stock Split, including privately negotiated purchases of Common Stock as well as a possible self-tender offer. However, such alternatives were rejected because there was no assurance that either alternative would assure a sufficient response in order to result in the Company having fewer than 300 shareholders.

         The Board did not consider a possible sale of the Company because no firm offers had been presented to the Board and no determination had been made that a sale would be presented to the Board and no determination had been made that a sale would be in the best interests of the shareholders. In addition, the Board did not view a sale as an alternative that could provide liquidity for small shareholders while at the same time reducing costs for the Company and its continuing shareholder.

         In view of the circumstances and the wide variety of factors considered in connection with its evaluation of the fairness of the Reverse Stock Split, taken as a whole, the Board did not find it practicable to assign relative weights to the factors considered in reaching its determination that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the shareholders of the Company. If any factor assisted the Board in its determination, the Board did not assign a relative weight to such factor and did not make a determination as to why a particular factor, as a result of the deliberations by the Board, should be assigned any weight.

         The Board of Directors did not structure the Reverse Stock Split to require approval of at least a majority of the unaffiliated shareholders. The Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Reverse Stock Split or preparing a report with respect to the fairness of the Reverse Stock Split. The Board determined that the cost and expense to retain such representative was not warranted in light of the language of the NYLDHL and the Company's charter as to the fairness from a financial point of view of cash consideration to be paid in lieu of the issuance of fractional shares of New Common Stock as part of the Reverse Stock Split, and the expected cash consideration to be paid to the fractional shareholders pursuant to the Reverse Stock Split.

         In considering the fairness of revoking the rights of minority shareholders to continue participation in this enterprise, the Board determined pursuant to NYLDHL and the lack of any trading market for the Company's Shares, the amount of compensation to minority shareholders will not change dramatically over time. Additionally, any minority shareholder wishing to continue to participate in this enterprise would be unable to overcome the fact that Cherry Green owns over Ninety Five Percent (95%) of the Shares, and has the requisite number of voting Shares required to determine the outcome of any shareholder vote.

         The liquidation value and net book value of the Company will be unchanged as a result of the Reverse Split. The par value of the Company's Stock will increase proportionately to the reduced number of outstanding Shares after the Reverse Split, so the total value of the ultimately remaining outstanding and issued Shares will be the same. Any vote by an unaffiliated shareholder to retain his or her Shares will have no effect on the net book value and liquidation value of the Company, nor will it have any impact on whether the Reverse Split is approved by the shareholders since Cherry Green owns over Ninety Five Percent (95%) of the Shares. The cost basis of Shares owned by Cherry Green will be the same as prior to the Reverse Split. As the redemption price is fixed by statue and the Company's Charter, the Board did not consider a liquidation value or book value analysis in connection with this transaction.

         Shares of Knickerbocker have no current, or historical, market price because such Shares have not been a marketable security for nearly thirty (30) years since there have been no bid and asked prices for Knickerbocker Shares, as reported by the National Quotation Bureau, Inc. Therefore, any consideration to the market value or history of the Shares would be misplaced. The Board did not consider the timing of the transaction in their analysis.

         Knickerbocker has received no reports, opinions, or appraisals from any outside parties that are materially related to the Reverse Split. Pursuant to the NYLDHL, and the Certificate of Amendment to the Certificate of Incorporation of Knickerbocker, as amended, dated August 3, 1953, shareholders of Knickerbocker are not permitted to receive more than the par value of their Shares, Two Dollars and Fifteen Cents ($2.15), together with six percent (6%) of all cumulative dividends, in exchange for their Shares. (See also the Annual Report of Knickerbocker, which accompanies the Proxy). The Board also concluded that the Reverse Stock Split is fair to the Company's unaffiliated shareholders from a procedural point of view. In reaching such conclusion, the Board noted that although it did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Reverse Stock Split or preparing a report with respect to the fairness of the Reverse Stock Split. However, the Board concluded that shareholders objecting to the Reverse Stock Split may have rights available to them under state law which could be raised in the context of a suit against the Company and the Board of Directors. See "Appraisal Rights; Escheat Laws".

         No appraisal rights are available under the New York Business Corporation Law to shareholders who dissent from the instant reverse stock split proposal. There may exist other rights or actions under state law for shareholders who are aggrieved by reverse stock splits generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstance, shareholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions. For example, shareholders could, if they deemed such to be applicable, take appropriate legal action against the Company and its Board of Directors, and claim that the transaction was unfair to the unaffiliated shareholders, and/or that there was no justifiable or reasonable business purpose for the Reverse Stock Split.

         Persons whose shares are eliminated and whose addresses are unknown to the Company, or who do not return their stock certificates and request payment therefor, generally will have a period of years from the date of the Reverse Stock Split in which to claim the cash payment payable to them. For example, with respect to shareholders whose last known addresses are in New York, as shown by the records fo the Company, the period is three years. Following the expiration of that three-year period, the Abandoned Property Law of New York would likely cause the cash payments to escheat to the State of New York. For shareholders who reside in other states or whose last known addresses, as shown by the records of the Company, are in states other than New York, such states may abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other jurisdiction, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         (a)-(b) Knickerbocker has received no reports, opinions, or appraisals from any outside parties that are materially related to the Reverse Split. Pursuant to the NYLDHL, and the Certificate of Amendment to the Certificate of Incorporation of Knickerbocker, as amended, dated August 3, 1953, shareholders of Knickerbocker are not permitted to receive more than the par value of their Shares, Two Dollars and Fifteen Cents ($2.15), together with six percent (6%) of all cumulative dividends, in exchange for their Shares. See also the Annual Report of Knickerbocker, which accompanies the Proxy.

         (c) Not applicable

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a)-(b) The information set forth under the subsection
        "Financing the Reverse Stock

Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (c)-(d) Not applicable

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) The information set forth under the subsection "General" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split", and the caption entitled "Executive Compensation" in the Proxy is herein incorporated by reference.

         (b) Not applicable

ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (a) The information set forth under the section entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 13. FINANCIAL INFORMATION

         (a)-(b) The information set forth under the "Annual Report", which accompanies the Proxy, is herein incorporated by reference.

ITEM 14. PERSONS AND ASSETS RETAINED, EMPLOYED, COMPENSATED OR
UTILIZED

         (a) Not applicable

         (b) The information set forth under the subsection "Financing the Reverse Stock Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

ITEM 15. ADDITIONAL INFORMATION

         (a) The information set forth in the Annual Report, and the Proxy, including all annexes and exhibits thereto, is herein incorporated by reference.

ITEM 16. EXHIBITS

         (a) Not applicable

         (b) The information set forth under the subsection "Fairness of the Reverse Stock Split" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference. The information set forth under the "Annual Report", accompanying the Proxy is herein incorporated by reference.

         (c) Not applicable

         (d) The information set forth under the "Annual Report", which accompanies the Proxy, and the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (e) The information set forth under the subsection "Lack of Appraisal Rights" in the caption entitled "PROPOSAL NO. 2, To Amend the Restated Certificate of Incorporation to Effect the Reverse Stock Split" in the Proxy is herein incorporated by reference.

         (f) Not applicable

                                    SIGNATURE
                                    ---------

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE: APRIL 18, 2001
                                       Knickerbocker Village, Inc.

                                   By: /S/ IRENE PLETKA
                                       ----------------------------------------
                                       Irene Pletka, President and Director


                                       /S/ PETER PLETKA
                                       ----------------------------------------
                                       Peter Pletka, Officer


                                       /S/ ROBERT GERSHON
                                       ----------------------------------------
                                       Robert Gershon, Director and Officer


                                       /S/ MELVIN GERSHON
                                       ----------------------------------------
                                       Melvin Gershon, Director and Officer


                                       /S/ HOWARD KESTENBERG
                                       ----------------------------------------
                                       Howard Kestenberg, Director


                                       /S/ LORETTA JEFFERSON
                                       ----------------------------------------
                                       Loretta Jefferson, Director


                                       Cherry Green Property Corp.

                                        By:/S/ IRENE PLETKA
                                       ----------------------------------------
                                       Irene Pletka, Director and Officer


                                       /S/ PETER PLETKA
                                       ----------------------------------------
                                       Peter Pletka, Director and Officer


                                       /S/ ROBERT GERSHON
                                       ----------------------------------------
                                       Robert Gershon, Director and Officer


                                       /S/ MELVIN GERSHON
                                       ----------------------------------------
                                       Melvin Gershon, Director and Officer


                                       /S/ HOWARD KESTENBERG
                                       ----------------------------------------
                                       Howard Kestenberg, Director and Officer

                            CALCULATION OF FILING FEE

     Transaction
     valuation*:  $43,960               Amount of filing fee:  $8.79

*Calculated based on the maximum aggregate number of fractional Shares of common stock to be exchanged for a payment of 6.28 in connection with the reverse stock split, at a valuation of $6.28 Share, the price to be paid for such fractional Shares as described in the attached filing.



[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid__________________________________

Form or Registration No.:_______________________________

Filing Party: __________________________________________

Date Filed: ____________________________________________